HUMANITEA COMPANY, INC.



ANNUAL REPORT

2030 Main St STE 1300

Irvine , CA 92614

0

http://drinkhumanitea.com

This Annual Report is dated June 27, 2024.

BUSINESS

Company Overview

HUMANITEA COMPANY, INC ("HUMANITEA" "Humanitea" or the "Company") is a ready-to-drink (RTD) tea and lemonade company. Our specific company has taken the approach to launch (launched in 2021) a product as a vehicle for giving back, and for supporting humanitarian causes, hence the name HUMANITEA. A portion of revenues is donated to two partner companies, the National Suicide Prevention and Together We Rise, Foster Love (work with foster children). We also chose to pack our products in the option that requires the smallest carbon footprint, and that is recyclable.

We manufacture our RTD tea and lemonades and sell them to distributors, retailers, and even the end consumer (online sales), at a profit. We purchase raw materials and packaging and manufacture the end products at a 3rd party co-manufacturing plant.

HUMANITEA earns revenue by selling its beverages through its key distribution points.

Corporate History

HUMANITEA COMPANY, INC., was initially incorporated as Kids Healthy Foods CA Inc. and changed its name to HUMANITEA COMPANY, INC. on September 14, 2023.

Intellectual Property

The Company was assigned the HUMANITEA trademark on 4/16/2021.

Previous Offerings

There are no previous offerings, prior to the StartEngine campaign which started on December 11, 2023, and closed February 13, 2024.


REGULATORY INFORMATION


The company has not previously failed to comply with the requirements of Regulation Crowdfunding;


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION


Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $389,589. compared to $282,972.in fiscal year 2023.

Revenue decreased from 2022 to 2023 due to HUMANITEA moving to a different production facility. The start-up with the new facility took longer than expected, which exhausted the anticipated contingent inventory.

Cost of sales

Cost of Sales for fiscal year 2022 was $902,888. compared to $654,603. in fiscal year 2023.

HUMANITEA had a decrease in sales in 2023 compared to 2022 hence the decrease in the Cost of Sales.

Gross margins

Gross margins for fiscal year 2022 were $513,299 compared to $371,631 in fiscal year 2023.

The difference between 2022 and 2023 is the amount of money invested in marketing. Slotting fees in large chains, give back promotions, and other marketing costs related to gaining exposure for HUMANITEA in 2022 resulted in lower costs for 2023.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating stage. We are of the opinion the historical cash flow will not be indicative of the revenue and cash flow expected for the near future, because in 2022 and 2023 the focus was continuing launching the brand. Today, due to the exposure from 2022 and 2023, we are working with some of the largest retailers. With the money raised from StartEngine, HUMANITEA's team will look to partner with these large retailers, which we anticipate will increase sales, revenue, cash flow, and profits. Historical Cash Flow was generated primarily from sales through our distribution network with KeHE, McLane Company, Core-Mark, and UNFI national distributors, as well as regional distributors, and food service channels like colleges. The cash flow was generated from two different sources: product sales in multiple markets and personal loans to the company from the founders of HUMANITEA. Our goal is to build our brand by increasing the total volume of sales.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $2,950.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Loan Agreement- Kids Healthy Foods LLC

Amount Owed: $2,584,957.

Interest Rate: 3.5%

Maturity Date: December 31, 2027


DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES


Our directors and executive officers as of the date hereof, are as follows:

Name: Diane Lee McClelland

Diane Lee McClelland 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: June 2020 - Present

Responsibilities: Diane McClelland is a minority stockholder and Board Member of Humanitea Company Inc and supports raising capital for the company. No Salary

Other business experience in the past three years:

Employer: Girls STEAM Institute

Title: Founder/CEO

Dates of Service: August 2017 - Present

Responsibilities: Diane McClelland works parttime as a volunteer for Girls STEAM Institute to provide entrepreneurial leadership training and mentoring for young girls 13-18 to build collaborative innovation to solve major climate change or mental health crisis using immersive technology.

Name: Joe M Garza

Joe M Garza's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Sales Officer & Board Member

Dates of Service: February 2023 - Present

Responsibilities: I lead the Sales & Distribution of HUMANITEA as well as Co-Manage Marketing.

Other business experience in the past three years:

Employer: West Coast Beverage

Title: Founder

Dates of Service: March 2014 - March 2020

Responsibilities: Helped start up brands get launched in the marketplace

Name: Lance Robert McClelland

Lance Robert McClelland 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: VP Supply Chain & Procurement and Board Member

Dates of Service: June 2020 - Present

Responsibilities: VP Supply Chain & Procurement. No Salary listed.

Name: Dana Staal

Dana Staal's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: V.P. Quality Assurance & Board Member

Dates of Service: June 2020 - Present

Responsibilities: V.P. Quality Assurance. No salary listed.

Name: Jeffrey Scott McClelland

Jeffrey Scott McClelland's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Board Member

Dates of Service: June 2020 - Present

Responsibilities: I am leading our team raising additional capital to grow our brand to the next step. My team leans on me to make the final decision; however, I will always discuss all options with the Team before making final choices.

Other business experience in the past three years:

Employer: Kids Healthy Foods, LLC

Title: CEO

Dates of Service: January 2013 - Present

Responsibilities: I am the leader of KHF who makes final decisions day to day.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Voting Common Stock

Stockholder Name: Jeffrey McClelland

Amount and nature of Beneficial ownership: 120,520

Percent of class: 43.68

Title of class: Class B Non-Voting Common Stock

Stockholder Name: Jeffrey McClelland

Amount and nature of Beneficial ownership: 1,084,680

Percent of class: 43.68

Title of class: Class A Voting Common Stock

Stockholder Name: Lance McClelland

Amount and nature of Beneficial ownership: 57,640

Percent of class: 20.89

Title of class: Class B Non-Voting Common Stock

Stockholder Name: Lance McClelland

Amount and nature of Beneficial ownership: 518,760

Percent of class: 20.89

Title of class: Class A Voting Common Stock

Stockholder Name: HSM Family Trust

Amount and nature of Beneficial ownership: 57,640

Percent of class: 20.89

Title of class: Class B Non-Voting Common Stock

Stockholder Name: HSM Family Trust

Amount and nature of Beneficial ownership: 518,760

Percent of class: 20.89

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

OUR SECURITIES

The company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 617,500 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 500,000 with a total of 275,886 outstanding.

Voting Rights

One vote per share

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 9,500,000 with a total of 3,631,582 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock .

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock .

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections. There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess. The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited. Any Class B Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen, or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds, it will not succeed. The Company is offering Class B Non-Voting Common Stock up to $1,235,00.00 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment. We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Non-Voting Common Stock. In addition, if we need to raise more equity capital from the sale of Class B Non-Voting Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds. Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information. Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with No Voting Rights. The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company. You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds. The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating, and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected. Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition. We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. It should further be assumed that competition will intensify. We are an early-stage company and have not yet generated any profits. HUMANITEA COMPANY was formed on February 23, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. HUMANITEA COMPANY has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early-stage company and have limited revenue and operating history. The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We rely on third parties to provide services essential to the success of our business. We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Repeat Customers. HUMANITEA products may not attract enough repeat customers to generate the requisite revenue in order to remain operational. Quality Assurance. Despite hiring the best Quality Assurance personnel, and partnering with government approved food manufacturing facilities, it is still a possibility that HUMANITEA products could be manufactured with material defects significant enough to trigger a recall. A recall of HUMANITEA products would be costly and could result in losing its best customers, which could result in the closure of HUMANITEA as a company. The Company may undergo a future change that could affect your investment. The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 27, 2024.

HUMANITEA COMPANY, INC.

By   /s/ *Jeffrey S. McClelland*

    Name: HUMANITEA COMPANY INC.

    Title: CEO

FINANCIAL STATEMENTS

I, _____ (Print Name), the _____(Principal Executive Officers) of _____(Company Name), hereby certify that the financial statements of _____ (Company Name) and notes thereto for the periods ending _____ (first Fiscal Year End of Review) and _____ _____(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $_____; taxable income of $_____ and total tax of $_____.

If the company has not filed tax returns please replace above sentence with options below and then include the information for the previous year if applicable:

[Company] has not yet filed its federal tax return for [year]."

If the company is a brand new company please replace above sentence with:

"[Company] was not in existence for the previous tax year."

If neither of these apply, please delete these additional instructions

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _____ (Date of Execution).

_____ (Signature)

_____ (Title)

_____ (Date)

HUMANITEA COMPANY INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

.

Page

FINANCIAL STATEMENTS:

HUMANITEA COMPANY INC.
BALANCE SHEET
(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Assets		
Current Assets:		
Cash & Cash Equivalents	$ 2,950	$ 5,294
Accounts Receivable, net	293,852	173,628
Inventory	176,436	169,923
Total Current Assets	473,239	348,845
Intangible Assets	14,743	14,743
Total Assets	$ 487,982	$ 363,588
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts Payable	$ 115,045	$ 206,996
Credit Cards	31,237	14,251
	146,283	221,247
Promissory Notes and Loans	2,584,957	1,660,994
Total Liabilities	2,731,240	1,882,241
Stockholders Equity		
Common Stock Class A	-	-
Common Stock Class B	-	-
Additional Paid in Capital	25,000	25,000
Retained Earnings/(Accumulated Deficit)	(2,268,258)	(1,543,653)
Total Stockholders' Equity	(2,243,258)	(1,518,653)
Total Liability and Stockholders' Equity	$ 487,982	$ 363,588

See Accompanying notes to financial statements.

HUMANITEA COMPANY INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31, (USD $ in Dollars)	2023	2022
Net Revenue	$ 282,972	$ 389,589
Cost of Goods Sold	654,603	902,888
Gross Profit	(371,631)	(513,299)
Operating expenses		
General and Administrative	121,568	341,016
Sales and Marketing	231,406	40,541
Total operating expenses	352,974	381,557
Operating Income/(Loss)	(724,605)	(894,856)
Interest Expense	-	-
Other Loss/(Income)	-	-
Income/(loss) before provision for income taxes	(724,605)	(894,856)
Provision /(Benefit) for income taxes	-	-
Net Income/Net (Loss)	$ (724,605)	$ (894,856)

See Accompanying notes to financial statements.

HUMANITEA COMPANY INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in, US $)	Common Stock Class A		Common Stock Class B		Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount			
Balance - December 31, 2020	1,000	$ -	13,044	$ -	$ 25,000	$ (93,879)	$ (68,879)
Net Income/(loss)						$ (554,918)	$ (554,918)
Balance - December 31, 2021	1,000	$ -	13,044	$ -	25,000	$ (648,797)	$ (623,797)
Issuance of Stock	1,220	$ -	11,429	$ -	-		-
Net Income/(loss)						$ (894,856)	$ (894,856)
Balance - December 31, 2022	2,220	$ -	24,473	$ -	$ 25,000	$ (1,543,653)	$ (1,518,653)
Issuance of Stock	0	$ -	11,948	$ 21,048	-		
Net Income/(loss)						$ (724,605)	$ (724,605)
Balance - December 31, 2023	2,220	$ -	36,421	$ 21,048	$ -	$ (2,268,258)	$ (2,243,258)

See Accompanying notes to financial statements.

HUMANITEA COMPANY INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31, (USD $ in Dollars)		2023		2022
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(724,605)	$	(894,856)
Adjustment to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of Intangibles	$	2,103	$	2,103
Changes in operating assets and liabilities				
Accounts receivable, net	$	(120,225)	$	(64,453)
Inventory	$	(6,513)	$	50,868
Accounts Payable	$	(91,950)	$	117,284
Credit Cards	$	14,881	$	14,251
Net cash provided/(used) by operating activities	$	(926,309)	$	(774,803)
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets	$	-	$	-
Net cash provided/(used) in investing activities	$	-	$	-
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Promissory Notes and Loans	$	923,963	$	767,164
Net cash provided/(used) by financing activities	$	923,963	$	767,164
Change in Cash	$	(2,346)	$	(7,639)
Cash- beginning of the year	$	5,296	$	12,935
Cash - end of year	$	2,950	$	5,296
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note				
Issuance of equity in return for accrued payroll and other liabilities				

See Accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Kids Healthy Foods CA Inc. was incorporated on February 23, 2016 in the state of California. The financial statements of Kids Healthy Foods CA Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Irvine, California.

The Company was dormant until owners decided to purchase a company called The Humanitea Company LLC, a Florida Limited Liability Company which was completed on June 5th, 2020.

Once the purchase was completed with The Humanitea Company LLC, we formed a small group of very experienced beverage industry leaders whose mission is to provide delicious, premium organic tea and lemonade products at competitive prices, made with only the finest organic and non-GMO ingredients available. Each of the four tea flavors (Unsweetened Black Tea; Black Tea with Mango and Melon; Hibiscus Tea with Wild berry and Lime; and Green Tea with Passionfruit and Kiwi) are unique and proprietary flavors manufactured with premium organic ingredients, like tea leaves from India; organic pure cane sugar; organic juice; and organic, natural flavors. The typical shelf-life for ready to drink teas is 12 months, but our HUMANITEA® products, due to the aseptic filling process, and the environmentally conscious Tetra Pak packaging HUMANITEA® is filled in, have a shelf-life of twenty-four months.

Our company's mission is to create a very experienced team that can create and sustain long lasting profits by developing innovative premium beverages with added healthy valued ingredients and enjoyable experiences while assisting and recognizing the importance of giving back to our world's humanitarian challenges we face today, tomorrow and years ahead. *GREAT TEA with a GREAT CAUSE!*

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2023 and 2022, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to raw materials and finished goods, which are determined using the FIFO (first-in-first-out) method.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

On June 5, 2020, the Company formally entered into an Assets Purchase Agreement with Humanitea Company LLC in the amount of $25,000. This agreement outlined the transfer of various assets from Humanitea Company LLC to the Company. The assets included in the agreement were as follows: (i) all past and current formulas of each product sku (ii) all inventories of materials and finished goods, sales and marketing materials, (iii) list of all past and current customers, (iv) telephone numbers (v) trademark, domain names, website, website content (vi) goodwill. Goodwill will be amortized over the period of ten years.

Income Taxes

Kids Healthy Foods CA Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of premium organic tea and lemonade products.

Cost of sales

Costs of sales include the cost of goods sold, ingredients, packaging, warehousing and storage, distribution fees, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023 and December 31, 2022 amounted to $231,406 and $40,451, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 1, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2023	2022
Packaging Inventory	$ 53,100	-
Finished Goods	104,560	81,365
Raw Materials	18,867	88,558
Total Inventory	$ 176,527	$ 169,923

4. INTANGIBLE ASSETS

As of December 31, 2023 and December 31, 2022, intangible asset consists of:

As of Year Ended December 31,	2023	2022
Goodwill	$ 25,000	$ 25,000
Intangible assets, at cost	25,000	25,000
Accumulated amortization	12,360	10,257
Intangible assets, Net	$ 12,640	$ 14,743

Entire intangible assets have been amortized. Amortization expenses for goodwill for the fiscal year ended December 31, 2023, and 2022 were in the amount of $2,103 and $2,103, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

Period	Amortization Expense
2024	$ (2,103)
2025	$ (2,103)
2026	$ (2,103)
2027	$ (2,103)
Thereafter	$ (4,228)
Total	$ (12,640)

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Class A Voting Common Stock

The Company is authorized to issue 10,000 shares of Class A Voting Common Stock at a par value of $0.00001. As of December 31, 2023, and December 31, 2022, 2,220 and 1,000 shares of Class A Voting Common Stock were issued and outstanding, respectively.

Class B Non-Voting Common Stock

The Company is authorized to issue 617,500 shares of Class B Non-Voting Common Stock with a $2.000 par value as of December 11, 2023. This was to participate in a crowd funding campaign. As of December 31, 2023, the company sold 11,948 shares for a total investment of $21,048.00. As of February 13, 2024, the Company sold an additional 14,341 shares and took in an additional $28,086, for the total shares sold 26,289 and investment of $49,134 at the close of the campaign.

6.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For Year Ended December 2023			For Year Ended December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Loan Agreement - Kids Healthy Foods, LLC.	$2,584,957	3.50%	1/1/2023	12/31/2027	$923,963	$1,660,994	$2,584,957	$ -	$1,660,994	$1,660,994
Total					$923,963	$1,660,994	$2,584,957	$ -	$1,660,994	$1,660,994

The summary of the future maturities is as follows:

As of Year, Ended December 31, 2023	
2024	$ -
2025	-
2026	-
2027	2,584,957
Thereafter	-
Total	$2,584,957

7.   INCOME TAXES

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,243,507, and the Company had state net operating loss ("NOL") carryforwards of approximately

$2,243,507. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

There are no related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through April 1, 2024, which is the date the financial statements were available to be issued.

In the year 2023, the Company formally underwent a name change from "Kids Healthy Foods CA, Inc" to "HUMANITEA COMPANY INC."

In the year 2023, the Company participated in a crowd funding campaign, to raise capital by selling Class B Non-Voting Common Stock. The campaign closed on February 13, 2024, not meeting its expected goal of $1,235,000.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $724,605, an operating cash flow loss of $926,309, and liquid assets in cash of $2,950, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Currently, the management is working with multiple potential investors to assist in creating additional resources for the Company during the next twelve to thirty-six months.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

   I, Jeffrey S. McClelland, Principal Executive Officer of HUMANITEA COMPANY, INC., hereby certify that the financial statements of HUMANITEA COMPANY, INC. included in this Report are true and complete in all material respects.

Jeffrey S. McClelland

CEO